NORWALK, CT.--(BUSINESS WIRE)--December 21, 1999--Micro Warehouse, Inc. (NASDAQ:
MWHS, NEWS, MSGS), a leading direct marketer of computer products with annual revenues of $2.2 billion, today announced it has agreed to be acquired by a group of investors led by Gary L. Wilson, Chairman and investor in Northwest Airlines; former IBM CFO Jerome B. York; and investment firm Freeman Spogli & Co. Inc.

Under the definitive merger agreement unanimously approved by the Micro Warehouse Board of Directors, shareholders will receive $19 in cash for each Micro Warehouse share, representing a 44% premium to the Company's average stock price over the past 30 days. The transaction is valued at approximately $725 million.

A cash tender offer will be commenced within five business days for all Micro Warehouse shares, and the acquisition is expected to be completed by the end of January. Credit Suisse First Boston and CIBC World Markets have committed to fund $320 million in senior debt financing at the closing of the transaction.

In addition to Wilson, York and Freeman Spogli, the investors include Alfred D. Boyer, Alfred Checchi and Michael Ovitz. Upon completion of the tender offer, York will succeed Micro Warehouse co-founder Peter Godfrey as Chairman and Chief Executive Officer. Upon completion of the merger, a new seven-member Board of Directors will be established for Micro Warehouse: York, Wilson, Boyer, Checchi and three representatives of Freeman Spogli.

"This transaction is an outstanding opportunity for Micro Warehouse," said Peter Godfrey. "The Company will benefit from the tremendous management resources that Gary Wilson, Jerry York and these other distinguished investors bring to Micro Warehouse."

"Micro Warehouse is a leader in direct marketing of computer products, a distribution business facing many challenges in a changing industry," said Gary Wilson. "Peter Godfrey has done an outstanding job of building Micro Warehouse since he co-founded it in 1987, and we hope to build on the strong platform he created to take the Company to the next level. I am very pleased that my partner Jerry York has agreed to become Chairman and CEO, and I expect to work closely with him while continuing my active involvement with Northwest Airlines."

"I am looking forward to the opportunity to lead Micro Warehouse at this critical juncture in its development," said Jerome York. "Although the Company faces significant challenges, I am very impressed with Micro Warehouse's strong operating management, talented work force and good customer relationships. I look forward to working closely with all of these constituencies for the benefit of our employees, customers, suppliers and investors."

"We are pleased to be partnering with such an accomplished group of investors," said Bradford M. Freeman, a founding partner of Freeman Spogli. "The Company has a well-established brand and we believe the experience and leadership provided by the investor group will help Micro Warehouse reach its full potential."

The acquisition is subject to completion of the tender offer and customary closing conditions, and includes a termination fee payable to the investor group in certain circumstances. Alfred D. Boyer of Boyer Capital Management initiated the transaction and represented the investor group. Micro Warehouse was advised by Wasserstein Perella & Co., Inc.

For the senior secured credit facilities, Credit Suisse First Boston is acting as lead arranger, book manager and administrative agent, and CIBC World Markets is acting as syndication agent. Credit Suisse First Boston will also be dealer-manager for the tender offer.

Micro Warehouse, Inc. is a specialty catalog and online retailer and direct marketer of brand name personal computers, computer software, accessories, peripheral and networking products to commercial and consumer customers. The Company markets its products through frequent mailings of its distinctive, colorful catalogs and dedicated telemarketing account managers who focus on corporate, education and government accounts.

Freeman Spogli & Co. Inc. is a Los Angeles-based private investment firm that invests together with management in companies positioned for growth. The firm, founded in 1983, invests primarily in consumer-related companies, operating in the retailing, direct marketing and service businesses. Since its inception, the firm has invested over $1.6 billion in 30 companies with aggregate enterprise values of more than $10 billion.

Information Concerning Forward-Looking Statements

With the exception of historical information this release contains "forward-looking statements" based on management's expectations. Factors that could cause future results to differ from these expectations include, but are not limited to, continued growth in the market for computer products; increased competition from other catalog, retail store, online and other resellers and manufacturers of computer products; reductions in manufacturers' incentive programs; other competitive, pricing and supply issues; results of our foreign operations; successful and timely integration of new systems; quarterly fluctuations and seasonality of our business; and our ability to recruit, train and retain sales account representatives and other key personnel. We discuss these and other risks and contingencies in more detail in Management's Discussion and Analysis of Financial Condition and Results of Operations in our 1998 Annual Report to Stockholders and our Form 10-Q for the quarter ended September 30, 1999. We warn you not to place undue reliance on the forward-looking statements contained in this release because they speak only as of the date of this release and we have no obligation to update or revise them in the future.